FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Closes Instinet Acquisition, Announces New Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: February 2, 2007
	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Closes Instinet Acquisition, Announces New Board of Directors

Tokyo, February 2, 2007—Nomura Holdings, Inc. today announced that it has closed its acquisition of Instinet Inc. for a final price of US$1.2 billion. Nomura also announced a new board of directors at Instinet as outlined below.

Nomura’s acquisition of Instinet comes as hedge funds and other institutional investors increasingly look to place orders with firms that can deliver sophisticated trading technologies and execution services. The acquisition is part of Nomura’s ongoing strategy to strengthen its capabilities in this area.

“Instinet brings with it leading-edge execution infrastructure and technologies as well as extensive expertise in execution services. Combining this with our high-quality research coverage will allow us to deliver optimal solutions to meet the diverse execution needs of our clients. We are now looking to expand our business and seek further growth by achieving synergies with Nomura Group’s strong client base,” said Nobuyuki Koga, Nomura President and CEO.

“As one of the world’s foremost global agency brokers, Instinet is excited to officially join the Nomura family,” said Ed Nicoll, Chairman of Instinet. “We believe that institutional clients around the world will find great value in the combination of our electronic execution tools with Nomura’s suite of research and execution services and global liquidity.”

Instinet Board of Directors (as of February 1, 2007)

Edward J. Nicoll	Director

Fumiki Kondo	Director

John Fay	Director

Alex Goor	Director

Hidekazu Matoba	Director

Yasuo Agemura	Director

Hiromasa Yamazaki	Director

David Findlay	Director

–more–

Established in 1969, Instinet is one of the world’s largest agency-brokers. Since its founding, Instinet has been a leader in the execution service space. Instinet provides the trading expertise and advanced technology necessary to successfully interact with more than 50 securities markets worldwide. Instinet has a strong client base of approximately 1,500 institutions worldwide, and has grown its business by leveraging its cutting-edge execution technology and trading platforms. Instinet is particularly strong in algorithmic trading solutions and features a global portfolio trading system.

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura Larry Heiman	Nomura Securities Co., Ltd. Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.